SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(l)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

_________________________

B+H OCEAN CARRIERS LTD.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

_________________________

Common Stock, $0.01 par value
(Title of Class of Securities)

055090 10 4
(CUSIP Number of Class of Securities)

Deborah Patterson
B+H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place,
14 Par La Ville Road
Hamilton HM 08 Bermuda
(Name and address of agent for service)

(441) 295-6875
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

James C. Kardon, Esq.
Hahn & Hessen LLP
488 Madison Avenue
New York, New York 10022
(212) 478-7200
_________________________

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$3,000,000	$117.90

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 600,000 shares of common stock, $0.01 par value, at the maximum tender offer price of $5.00 per share.

**	$39.30 per million dollars of transaction value, in accordance with Rule 0-II(b) and Release Nos. 33-8794 and 34-55682 for fiscal year 2008.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $117.90	Filing Party: Issuer
Form or Registration No.: Schedule TO-1	Date Filed: October 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule l3e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

________________________________________________________

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 1, 2006 by B+H Ocean Carriers Ltd. (the “Company”), a corporation organized under the laws of Liberia, relating to the offer to purchase up to 600,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its common stock, $0.01 par value per share (the “Common Stock”), at a price not greater than $5.00 nor less than $4.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

The information in the Offer to Purchase and the related Letter of Transmittal as previously filed is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, the Letter to Clients for Use by Brokers, Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as set forth below.

(1)
In the Offer to Purchase, in (a) the third paragraph of the cover page, (b) the last paragraph of “Summary Term Sheet; What will the purchase price for the shares be and what will be the form of payment?”, (c) the paragraph under “Summary Term Sheet; When will the Company pay for the shares I tender?”, (d) the fourth paragraph of “Introduction”, (e) the third to last paragraph of “The Tender Offer; 1. Terms of the Offer; General”, (f) the second and third paragraphs of “The Tender Offer; 1. Terms of the Offer; Proration”, (g) the paragraph under “The Tender Offer; 3. Procedures for Tendering Shares; Return of Unpurchased Shares”, (h) the last sentence of “The Tender Offer; 4. Withdrawal Rights”, (i) the second paragraph and third to last paragraph of “The Tender Offer; 5. Purchase of Shares and Payment of Purchase Price”, (j) the second paragraph of “The Tender Offer; 6. Conditional Tender of Shares”, (k) the first paragraph (fifth line only) of “The Tender Offer; 7. Conditions of the Tender Offer”, and (l) the first paragraph (eleventh line only) of “The Tender Offer; 15. Extension of Tender Offer, Termination and Amendment”, the word “reasonably” is hereby deleted.

(2)
In the Offer to Purchase in (a) the third sentence in the paragraph under “Summary Term Sheet; Once I have tendered shares in the Offer, can I withdraw my tender?” and (b) the first sentence under “The Tender Offer; 4. Withdrawal Rights”, the words “November 17, 2008” are hereby deleted and replaced by the words “December 15, 2008”.

(3)
In the Offer to Purchase in the last sentence of second paragraph of “Cautionary Note on Forward-Looking Statement and Risk Factors”, the following words “, including without limitation any of our Current Reports on Form 6-K or Annual Report on Form 20-F.” are hereby appended following the end of such sentence.

(4)
In the Offer to Purchase in the “The Tender Offer; 1. Terms of the Offer; General”, the penultimate paragraph of this subsection is hereby deleted and replaced in its entirety by the following two paragraphs:

“ Stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price. Please review carefully the discussion set forth in Section 3 of the Offer to Purchase under “3. Procedures for Tendering Shares; Tendering at More than One Price; Multiple Tender.” and Instruction 5 to the Letter of Transmittal prior to tendering shares at more than one price through a multiple tender. The same shares cannot be tendered at more than one price, unless the same shares have been previously properly withdrawn in accordance with the procedures set forth in Section 4 of the Offer to Purchase.

“ Stockholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.”

(5)
In the Offer to Purchase in the “The Tender Offer; 1. Terms of the Offer; General”, immediately after the last paragraph of “The Tender Offer; 1. Terms of the Offer; General”, and immediately preceding “The Tender Offer; 1. Terms of the Offer; Priority of Purchases”, the following paragraph is hereby appended:

“ Uncertificated Shares; Book-Entry Transfers. The Depositary has established an account for the shares at the Depositary Trust Company (“DTC”) which is ready to accept book-entry transfers of uncertificated shares. If you have uncertificated shares, to accept the Offer and to tender your shares, you must give instructions to your broker-dealer to submit a Letter of Transmittal, properly completed and duly executed (including checking an appropriate box and providing the information required on page 5 of the Letter of Transmittal which relates to book-entry transfers), with any required signature guarantees, or an agent’s message through your broker-dealer that has previously made arrangements to transfer uncertificated shares to DTC through DTC’s book-entry transfer facility, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one its addresses set forth on the back cover of this Offer to Purchase Prior to the Expiration Time, or you must comply with the guaranteed delivery procedures described in Section 2 under “2. Procedures for Tendering Shares; Guaranteed Delivery” of the Offer to Purchase. For more detailed information on delivery of uncertificated shares through book-entry transfer, please review carefully the procedures described in Section 3 under “3. Procedures for Tendering Shares; Book-Entry Transfer.” of this Offer to Purchase.”

(6)	In the Offer to Purchase in the “The Tender Offer; 3. Procedures for Tendering Shares; Valid Tender”, the third to last paragraph of this subsection is hereby deleted in its entirety.

(7)
In the Offer to Purchase in the “The Tender Offer; 3. Procedures for Tendering Shares; Valid Tender”, immediately after the last paragraph of “The Tender Offer; 3. Procedures for Tendering Shares; Valid Tender”, and immediately preceding “The Tender Offer; 3. Procedures for Tendering Shares; Book-Entry Transfer”, the following three paragraphs is hereby appended:

“ Tendering Shares at More than One Price; Multiple Tenders. A stockholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price, unless the same shares have been previously properly withdrawn in accordance with the withdrawal procedures set forth in Section 4 of the Offer to Purchase.

“ • For example, if a shareholder, Jane Doe (a fictitous name that is not an existing shareholder of the Company), owns 1,000 shares and tenders 600 of her shares at $4.25 and then separately tenders 400 of her shares at $4.50, in each case properly tendered to the Depositary, Ms. Doe would need to complete two separate Letters of Transmittal for each price and group of shares. However, if Ms. Doe then subsequently submits another letter of transmittal to tender 400 of her shares at $4.75 to the Depositary, this subsequent tender would not be valid unless she previously properly withdrew either her tender of 600 shares at $4.25 or her tender of 400 shares at $4.50 by complying with the procedures set forth in Section 4.

“ All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. If you should have any questions or need any assistance in submitting a multiple tender or withdrawing a previously submitted tender in favor of a multiple tender, please contact the Information Agent for assistance, whose toll-free number is located on the back cover of this Offer to Purchase.”

(8)
In the Offer to Purchase in the “The Tender Offer; 14. United States Federal Income Tax Consequences”, the first sentence which reads “THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.” of the last paragraph of this subsection is hereby deleted.

(9)
In the Letter of Transmittal in the third to last paragraph of “Undertakings, Representations and Warranties by the Undersigned Forming Part of the Terms and Conditions of the Offer”, the following words: “(4) the undersigned has read and understands the Offer” are hereby deleted, and the numbers in parentheses following such deletion are hereby renumbered sequentially beginning with “(4)”.

(10)
In the Letter to Clients for Use by Brokers, Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees in the third paragraph of the “Instruction Form”, the following words: “(4) the undersigned has read and understands the Offer” are hereby deleted, and the numbers in parentheses following such deletion are hereby renumbered sequentially beginning with “(4)”.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 20, 2008.**

(a)(1)(ii)	Letter of Transmittal.**

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(5)(i)	Press Release, dated October 20, 2008.*

*	Previously filed.

**	Previously filed, as amended hereby.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B+H OCEAN CARRIERS LTD.

By:	/s/ Michael S. Hudner
Michael S. Hudner
President and Chief Executive Officer

Date: November 13, 2008